Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000

April 3, 2015

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O’Brien

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2014
Filed January 23, 2015
Response dated March 20, 2015
File No. 1-11749

Ladies and Gentlemen:

The following is the response of Lennar Corporation (“Lennar”) to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 27, 2015, regarding the above referenced Form 10-K. For your convenience, the Staff’s comment precedes the response in this letter.

1. Summary of Significant Accounting Policies, page 79
Management Fees Revenue, page 87
We note your response to comment 1 in our letter dated March 13, 2015, in which we note that the purpose of the $34.7 million distribution is solely to cover the tax expense that is born at the partner level rather than the fund level. We also note that the distribution does not represent carried interest or some other form of incentive income, as the other partners of Fund I presumably received a corresponding distribution for their ownership interest allocation of the fund’s taxable income. Please tell us how you determined that this distribution represents a revenue stream for Rialto rather than an other income stream or an offset to income tax expense on the face of the consolidated statements of operations.
Response
The tax distribution of $34.7 million is explicitly an advance distribution of carried interest. As disclosed on our Form 10-K as of November 30, 2014, if Fund I had ceased operations and liquidated all of its investments at their estimated fair values on November 30, 2014, we would have received $110.0 million with regard to our carried interest. If the advance distribution of $34.7 million had not been made then total carried interest would have been $144.7 million.

Typically under Method 1 incentive fees are not recognized until the end of the life of the investment vehicle because at this point substantially all of the assets have been sold and investment gains and losses realized, and the possibility of clawbacks is limited. However, under Fund I’s Agreement of the Limited Partnership (the “ALP”) a portion of the expected carried interest can be distributed to the General Partner (Rialto) to cover the General Partner’s tax liability. These distributions are unique as, per the ALP, they are not subject to clawback and there are no performance conditions to meet relating to these distributions. Therefore, as the $34.7 million distribution was made to cover the General Partner’s tax liability, it is recognized as revenue under Method 1 of ASC 605-20-S99-1.
Section 5.03 of the ALP provides for advance distributions to the General Partner to the extent that distributions actually received by the General Partner with regards to sums distributable to it in respect of its carried interest are not sufficient to pay any taxes imposed on the General Partner as a result of the allocation of taxable income and gain of Fund I to the General Partner. The ALP includes this provision because the General Partner recognizes taxable income with regards to its carried interest and incurs a tax liability, in current periods, even though the General Partner may not receive distributions with regard to its carried interest for a number of years. There are no distributions to the General Partner (except for the advance distributions) until the limited partners have recovered their investment and received their preferred return. Therefore, there can be a substantial timing difference between when the General Partner is required to pay taxes and when the General Partner begins receiving distributions with regard to its carried interest. There is no parallel provision in the ALP regarding tax distributions to limited partners because limited partners receive distributions when Fund I receives proceeds from its investments. As of November 30, 2014, limited partners had received distributions totaling approximately $700 million, but the General Partner had only received the advance tax distribution. Further, there are no other provisions in the ALP that would provide for such advance distributions.
The advance distributions are simply distributions of carried interest that can be recognized as revenue in accordance with ASC 605-20-S99-1 because they are no longer subject to any further contingencies, performance conditions or clawback.
If you have any questions regarding the above, please contact the undersigned at (305) 229-6584.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Tracey Houser
Melissa N. Rocha
Frank Pigott
Jay Ingram